UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________________

FORM 1-U

CURRENT REPORT

Pursuant Regulation A of the Securities Act of 1933

December 20, 2019

(Date of Report (Date of earliest event reported))

FUNDRISE MIDLAND OPPORTUNISTIC REIT, LLC

(Exact name of registrant as specified in its charter)

Delaware	32-0479856
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

11 Dupont Circle NW, 9th Floor, Washington, DC	20036
(Address of principal executive offices)	(ZIP Code)

(202) 584-0550

(Registrant’s telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 9.	Other Events

Asset Acquisition

Acquisition of Controlled Subsidiary Investment - EVO Controlled Subsidiary

On December 20, 2019, we directly acquired ownership of a “majority-owned subsidiary” (the “EVO Controlled Subsidiary”) for an initial purchase price of $37,300,000, which is the initial stated value of our equity interest in the EVO Controlled Subsidiary (the “EVO Midland REIT Investment”). Inclusive of the EVO Midland REIT Investment, the EVO Controlled Subsidiary was capitalized with $43,300,000 in equity contributions from us and another eREIT managed by our manager. The EVO Controlled Subsidiary used the proceeds to acquire a single mid-rise multifamily property totaling 376 units located at 8760 W Patrick Lane, Las Vegas, NV 89148 (the “EVO Property”).

The EVO Midland REIT Investment was partially financed with a $6,000,000 unsecured loan obtained from an affiliate of our Sponsor, with a one year initial term and an interest rate of 4.50% per annum, with interest accruing to maturity.  The remaining portion of the EVO Midland REIT Investment was funded with proceeds from our offering. The loan is expected to be repaid with proceeds from our offering, which we continue to raise on an ongoing basis.

Pursuant to the agreements governing the Evo Controlled Subsidiary, EVO Property will be asset managed by Interwest Capital Group (“Interwest”). Interwest is an investment firm headquartered in La Jolla, CA, that specializes in the acquisition, repositioning, and asset management of commercial real estate. Interwest has successfully executed on business plans similar to the one for the EVO Property across a real estate portfolio worth in excess of $650 million.

An affiliate of our sponsor earned an origination fee of 2.0% of the EVO Midland REIT Investment, paid directly by the EVO Controlled Subsidiary.

The EVO Property has a total project budget of approximately $107,100,000, inclusive of hard and soft costs. Simultaneous with the closing of the EVO Midland REIT Investment, senior financing was provided through the assumption of a $55,090,000 senior loan and a $5,500,000 supplemental loan from Freddie Mac (together, the “EVO Senior Loan”). The EVO Senior Loan features a remaining term of approximately 9-years and is full term, interest-only at a fixed rate of approximately 4.60%.

The EVO Property is a 376-unit garden style multi-family development across 32, two-story apartment buildings. The EVO Property features on concrete slab-on-grade with perimeter and interior footings under load bearing structures. The EVO Property is located in southwest Las Vegas in the Spring Valley submarket. The Evo Property is located within 5 miles of several large employers including Southern Hill Hospital and Medical Center, Pepsi’s Las Vegas Plant, Spring Valley Hospital Medical Center, and UFC HQ.

The following table contains performance assumptions and projections. Individual assumptions and projected returns are presented at the asset level. All of the values in the table below are projections and assumptions that we believe to be reasonable; however, there can be no guarantee that such results will be achieved.

Asset Name	Projected Returns	Projected Stabilized Economic Vacancy	Projected Average Annual Rent Growth	Projected Average Annual Other Income Growth	Projected Average Annual Expense Growth	Projected Hold Period
Las Vegas, NV- EVO Property	9.2% - 10.9%	6.0%	2.50%	2.50%	2.50%	10 years

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in our Offering Statement on Form 1-A dated October 30, 2019, filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and prospectus supplements filed with the SEC, which are accessible on the SEC’s website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FUNDRISE MIDLAND OPPORTUNISTIC REIT, LLC

By:	Fundrise Advisors, LLC
Its:	Manager

By:	/s/ Bjorn J. Hall
Name:	Bjorn J. Hall
Title:	General Counsel

Date: December 27, 2019